5301 Legacy Drive
Plano, Texas 75024

April 18, 2014

VIA CORRESPONDENCE FILING
Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-33829

Dear Ms. Jenkins:

This letter confirms the receipt by Dr Pepper Snapple Group, Inc. (the "Company") of the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated April 9, 2014 (the "Comment Letter").

The Company has commenced work on a response to the Comment Letter. However, the personnel involved in preparation of this response are also involved in our first quarter earnings release and Form 10-Q filing for the quarter ended March 31, 2014. Consequently, and as I indicated in a telephone conference with Brian McAllister of the Staff this morning, we are requesting an additional 10 business days to complete this response. Absent your response denying this request, the Company will be filing a response to your comment letter on or before May 7, 2014.
If you should have any questions or comments, please contact the undersigned at 972-673-7376 or by e-mail at wayne.lewis@dpsg.com or Martin Ellen at 972-673-4685 or by e-mail at martin.ellen@dpsg.com.

DR PEPPER SNAPPLE GROUP, INC.
/s/ Wayne R. Lewis

Wayne R. Lewis
Vice President
and Assistant General Counsel

cc: Martin Ellen, Executive Vice President